UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-39974

WEST FRASER TIMBER CO. LTD.
(Exact name of Registrant, as specified in its charter)

1500 - 885 West Georgia Street
Vancouver, British Columbia
Canada, V6C 3E8
Tel: (604) 895-2700

(Address and Telephone Number of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit	Description
99.1	Notice of Annual General Meeting of Shareholders to be held on April 23, 2025
99.2	Management Information Circular dated March 6, 2025
99.3	Form of Proxy
99.4	Financial Statements Request Form (NI 51-102 Mailing List Card)
99.5	2024 Annual Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2025
WEST FRASER TIMBER CO. LTD.
/s/ Christopher A. Virostek
Christopher A. Virostek Senior Vice-President, Finance and Chief Financial Officer